Annual Report

Cover Page

Name of issuer:

Outsite Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/11/2015

Physical address of issuer:

101 Cooper St #276
Santa-Cruz CA 95060

Website of issuer:

https://www.outsite.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

25

	Most recent fiscal year-end:	Prior fiscal year-end:

Total Assets:	$2,802,923.00	$1,151,099.00
Cash & Cash Equivalents:	$2,106,012.00	$468,996.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$71,046.00	$56,564.00
Non-Current Liabilities:	$5,583,981.00	$4,821,981.00
Revenues/Sales:	$2,660,517.00	$1,786,738.00
Cost of Goods Sold:	$2,405,411.00	$1,694,728.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,238,580.00)	($997,611.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Outsite Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Emmanuel Guisset	CEO	Outsite	2015
Hem Suri	FOUNDER & MANAGING PARTNER	Spark GV	2021
Todd Kimmel	Managing Partner	Montage Ventures	2017
Stijn Beauprez	CTO	Outsite	2020
Pierre Mattei	Real estate	Keys AM	2024
Jeremie Trigano	CEO	Obaby	2024
Liz Ribot	COO	Outsite	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Emmanuel Guisset	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Emmanuel Guisset	2500000.0 Common	30.03

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are a young company in investment mode and at this time have not achieved scale to return a company wide profit. So far Outsite has had recurring losses since inception and we expect that trend to continue in the near future as we grow the business in various parts of the world.

Although a team of experienced entrepreneurs leads the company, none of them have ever been involved in bringing a hospitality company to market besides Outsite. There is also limited proof of the business model of the company. As such digital nomadism is in its infancy and could take more time to get critical mass than we anticipate and hence could have adverse impact on the operational and financial performance of the company.

A portion of our current and an increasing portion of our future business rests on our ability to attract and retain franchises and management contracts. If we are unable to attract new franchises or management contracts or retain existing pool of franchises or management contracts then our business will be materially adversely affected.

Outsite continues to gain new members each month, however in the future if we are unable to maintain this momentum and cannot attract new members to our platform or start to see accelerated churn of existing members, that will have a materially adverse impact on our business.

A decline or disruption in the Travel and hospitality sectors or an economic downturn could adversely affect our business. This includes potential threats from global pandemics, local or global terrorist events, natural calamities that could impact travel and tourism. Additionally if the global economy or parts of it enter a recession and as that recession impacts consumers and spending patterns we may see a slowdown in our business.

The company operates in a competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

Digital nomad is a relatively new trend which has gained popularity due to the proliferation of remote working, digital professions (developers, designers, influencers) and the general openness of employers to let employees work remotely from anywhere.

If there is a change in the mindset of employers and if there is a significant push back to in-office work, it will restrict movement of people and will start to put restraints on the growth of digital nomads.

Outsite is a relatively new company and we continue to build our brand and reputation. This is reflected by our internal NPS checks + our scores on various rating platforms which continue to remain strong in terms of ratings and customer feedback. However as we grow the platform there could be a risk of negative customer feedback or negative publicity which could have a negative impact on our business, results of operations and financial condition.

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition. If we require additional funding to support our business, this additional funding may not be available on reasonable terms, or at all.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our hosts' properties and result in a reduced number of listings in these areas. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms our hosts find acceptable in areas most vulnerable to such events, increasing operating costs for our hosts, including the cost of water or energy, and requiring our hosts to expend funds as they seek to repair and protect their properties in connection with such events. As a result of the foregoing and other climate-related issues, our hosts may decide to remove their listings from our platform. If we are unable to provide listings in certain areas due to climate change, we may lose both guests and hosts, which could have a material adverse effect on our business, results of operations, and financial condition.

Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could materially adversely affect our business, results of operations, and financial condition.

Our success depends in large part on our ability to attract and retain high-quality management and employees.

Emmanuel Guisset (CEO), Liz Ribot (COO), and Stijn Beuprez (CTO) founded our company and have been instrumental in devising and implementing our strategies for growth and scaling our business. Our founders and other members of our senior management team, as well as other employees, may terminate their employment with us at any time, which could materially adversely affect our business, results of operations, and financial condition.

As we continue to grow, we cannot guarantee that we will be able to attract and retain the personnel we need. Our business requires skilled technical, engineering, design, product, data analytics, marketing, business development, and community support personnel, including executive-level employees, who are in high demand and are often subject to competing offers.

Competition for qualified employees and executive-level employees is intense in our industry. The loss of qualified employees, or an inability to attract, retain, and motivate employees required for the planned expansion of our business would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow.

We rely on third-party payment service providers to process payments made by guests and payments made to hosts on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on third-party payment service providers such as Stripe to link us to payment card and bank clearing networks to process payments made by our guests and to remit payments to hosts on our platform. We have agreements with these type of providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame.

If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain members.

The Company is an early stage company incorporated on 11 Sept 2015. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets.

In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Investors may not see a return ever or until a significant liquidity event such as an IPO, an acquisition or sustained profitability. This means the company will need several years of consistent operating progress and profitability. The company will also need the attention of investors plus a favorable investment climate down the road for a favorable liquidity event. In the event of a market slowdown or a general sourness of investors towards travel and hospitality investments, the company will be challenged to find a meaningful financial exit for its investors.

The hospitality industry is cyclical, and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in the development and supply of and demand for hotel rooms, occupancy levels and room rates realized by hotel owners through economic cycles. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners and managers of hotel properties. The costs of running a hotel, including personnel costs, rent, property taxes, insurance and utilities, tend to be more fixed than variable. As a result of such fixed costs, in a negative economic environment, the rate of decline in earnings can be higher than the rate of decline in revenues. In 2020, we and our hotel owners experienced a downturn in the current industry cycle driven by the COVID-19 pandemic, which continued into 2021. However, the level of travel in 2021 recovered substantially when compared to that of 2020.

The hospitality industry is seasonal in nature. The periods during which our properties experience higher or lower levels of demand vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Based on historical results, we generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters.

> three subsequent quarters.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,000,000	2,936,373	Yes
Preferred	6,355,827	5,387,896	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,560,939

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Section 4(a)(2)		$309,476	General operations
	Regulation Crowdfunding	SAFE	$476,701	General operations
4/2021	Section 4(a)(2)	Convertible Note	$2,946,746	General operations
1/2022	Section 4(a)(2)	Preferred stock	$2,472,270	General operations
11/2022	Section 4(a)(2)	SAFE	$475,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Emmanuel Guisset
Amount Invested	$77,524.00
Transaction type	Priced round
Issue date	11/18/15
Relationship	CEO

Name	Levelmemory
Amount Invested	$309,476.00
Transaction type	Other

Relationship	Related party

The Company has investments in Levelmemory (A European Corporation) which is a related party of the Company valued at $309,476 as of December 31, 2021. Interest is not accrued on this investment and there are no minimum monthly payments and no maturity date.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of

our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are building a network of homes, specifically designed for digital nomads and remote teams.

In five years, we aim to become the global living platform for digital nomads.

We plan on having more than 300 spaces for 100,000 remote workers around the world. Forward looking projections cannot be guaranteed.

Milestones

Outsite Inc was incorporated in the State of Delaware in September 2015.

Since then, we have:

- 4000 Members & 50 Spaces Worldwide

- $8.7M Annualized Revenue

- Industry Leading NPS Score of 65

- 100% YoY revenue growth the last 2 Years

- $75M committed from Keys REIM and other EU/LatAm Real Estate Partners

- $8.3M raised from Montage Ventures, Spark Growth Ventures, Structure VC and real estate funds

- Featured in Financial Times, WSJ, Forbes & The Times

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $2,660,517 compared to the year ended December 31, 2020, when the Company had revenues of $1,786,738. Our gross margin was 9.59% in fiscal year 2021, compared to 5.15%

in 2020.

- *Assets*. As of December 31, 2021, the Company had total assets of $2,802,923, including $2,106,012 in cash. As of December 31, 2020, the Company had $1,151,099 in total assets, including $468,996 in cash.

- *Net Loss*. The Company has had net losses of $1,238,580 and net losses of $997,611 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $5,655,027 for the fiscal year ended December 31, 2021 and $4,878,545 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,549,794 in equity, $5,107,246 in convertibles, $125,000 in KISS agreements, and $680,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 20 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Outsite Inc cash in hand is $1,394,197, as of November 2022. Over the last three months, revenues have averaged $737,281/month, cost of goods sold has averaged $429,299/month, and operational expenses have averaged $197,299/month, for an average net margin of $110,683 per month. Our intent is to be profitable in 7 months.

In 2022 we managed to grow our revenue by 100%. We also opened an entity in Europe to operate in that market. We were also able to raise debt to fund the expansion in Europe.

We opened 12 new properties in the last 2 quarters. These properties will be fully ramped up in the coming 6 months. That should make us break even by June 2023. Annualized revenue will then be at $13M. We expect expenses to average $215,827/month.

Today we are not profitable since we have focused on growth in order to hit critical mass. This allowed to double our business in 2022. We expect to be profitable by June 2023. We need at least $250k in funding to reach a breakeven point.

We still have $1,394,197 cash in the bank. This is more than enough for 20 months of runway with our current expenses.

Forward-looking projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



completed fiscal years or the period(s) since inception, if shorter.

Refer to Appendix C, Financial Statements

I, Emmanuel Guisset, certify that:

(1) the financial statements of Outsite Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Outsite Inc included in this Form reflects accurately the information reported on the tax return for Outsite Inc filed for the most recently completed fiscal year.

Emmanuel Guisset

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the

SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.outsite.co//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law

accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Emmanuel Guisset
Hem Suri
Jeremie Trigano
Liz Ribot
Pierre Mattei
Stijn Beauprez
Todd Kimmel

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Emmanuel Guisset

Hem Suri

Jeremie Trigano

Liz Ribot

Pierre Mattei

Stijn Beauprez

Todd Kimmel

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Outsite Inc

By

Emmanuel Guisset

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Emmanuel Guisset

CEO & Founder
3/20/2026

Todd Kimmel

Managing Partner
3/26/2026

Stjin Beauprez

CTO
3/26/2026

Liz Ribot

COO
3/27/2026